LATHAM&WATKINS

RECD S.E.C.
FEB - 4 2005
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05005526

2 February 2005

File No. 082-34770

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release titled Yara: *New agreement paves way for Qafco-5* dated February 2, 2005.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

PROCESSED
FEB 0 7 2005
FINANCIAL

Enclosure



Yara: New agreement paves way for Qafco-5

Oslo (2005-02-02): Yara and Qafco have signed a letter of intent (LOI) with Qatar Petroleum represented by H.E. Abdulla bin Hamad Al-Attiyah, the second deputy premier minister and the minister of energy and industry of the state of Qatar, creating the platform for the construction of a 1 million tonnes ammonia and 1.1 million tonnes urea plant. The agreement opens up for additional growth for one of the world's largest fertilizer plants.

"We are preparing a Qafco-5 project which is supported by this new 25 year long gas contract. Qafco exemplifies a relationship that matured from a partnership of pioneers to a close-knit cooperation running the largest urea plant in the world," says Chairman of Qafco, Abdullah Hussain Salatt.

"We see a very good future for Qafco. World demand for nitrogen fertilizers is expected to continue to grow. With the new gas agreement with Qatar Petroleum we have secured a competitive energy platform for a further expansion of this successful partnership," says President and CEO of Yara International, Thorleif Enger.

Qafco has progressively developed production capacities and product quality, regularly modifying and modernising to be compatible with the latest technology in order to ensure a continuous supply of high-quality products. Qafco-4 - a 470 million dollar project - went onstream in 2004 and made Qafco the world's largest producer of urea.

The Qafco 4 production train provided an additional 0.7 million tonnes per year of ammonia and 1.1 million tonnes per year of urea, the world's largest granulation unit, based on Yara technology, and the world's largest bulk store for urea. Qafco-4 has boosted Qafco's ammonia production by 50% and urea production by 65% bringing Qafco's annual production capacity to 2 million tonnes of ammonia and 2.8 million tonnes of urea.

Qafco has been instrumental to the industrial diversification program of the Qatari Government through the optimal utilization of natural resources. Qafco's establishment formed the basis of the Mesaieed Industrial area. Qafco inaugurated its first plant in 1973. Yara (formerly Hydro Agri) has supported each of the four expansions, providing both technology and personnel with experience in both construction and operations. Qafco is owned 75% by Industries of Qatar and 25% by Yara. Yara is marketing 50% of the urea produced by Qafco.

Contact

Egil Hogna, Investor Relations

Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen-based fertilizers. Yara has a local presence in 50 countries worldwide.

Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen-based chemicals and is the leading supplier of liquid CO_2.
